UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)*

TMC the metals company Inc.

(Name of Issuer)

TMC Common Shares without par value

(Title of Class of Securities)

87261Y 106
(CUSIP Number)

Cornelis Kooger

Route de Pra de Plan 18, Case Postale 411
1618 Châtel-Saint-Denis
Switzerland

+41 21 948 3500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 13, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 87261Y 106

1	NAME OF REPORTING PERSON Allseas Group S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,130,268(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,130,268(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,130,268(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%(2)
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 87261Y 106

1	NAME OF REPORTING PERSON Allseas Investments S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,130,268(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,130,268(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,130,268(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%(2)
14	TYPE OF REPORTING PERSON CO; HC

CUSIP NO. 87261Y 106

1	NAME OF REPORTING PERSON Argentum Cedit Virtuti GCV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,130,268(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,130,268(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,130,268(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%(2)
14	TYPE OF REPORTING PERSON PN; HC

CUSIP NO. 87261Y 106

1	NAME OF REPORTING PERSON Stichting Administratiekantoor Aequa Lance Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,130,268(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,130,268(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,130,268(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%(2)
14	TYPE OF REPORTING PERSON CO; HC

CUSIP NO. 87261Y 106

1	NAME OF REPORTING PERSON Edward Heerema
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,130,268(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,130,268(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,130,268(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%(2)
14	TYPE OF REPORTING PERSON IN; HC

(1)        Includes (1) 33,551,648 common shares ("TMC Common Shares") of TMC the metals company Inc. (the “Issuer”) held by Allseas Group S.A. and (2) 11,578,620 shares of TMC Common Shares issuable upon the exercise of a warrant issued to Allseas Group S.A. (the "Allseas Warrant").

(2)        The percentage is based upon 265,532,666 shares of TMC Common Shares issued and outstanding as of November 14, 2022, as disclosed in the Issur's Quarterly Report on Form 10-Q/A filed with the Securities and Exchange Commission on November 15, 2022.

(3)       Includes (i) 33,551,648 shares of TMC Common Shares held by Allseas Group S.A., (ii) 1,000,000 shares of TMC Common Shares held by Argentum Cedit Virtuti GCV and (iii) 11,578,620 shares of TMC Common Shares issuable upon the exercise of the Allseas Warrant.

Explanatory Note

This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") is being filed jointly by (i) Allseas Group S.A. ("AGSA"), by virtue of its direct ownership of 33,551,648 shares of TMC Common Shares and 11,578,620 shares of TMC Common Shares issuable upon the exercise of the Allseas Warrant, (ii) Allseas Investments S.A. ("AISA"), by virtue of its ownership of AGSA, (iii) Argentum Cedit Virtuti GCV ("ACV"), by virtue of its direct ownership of 1,000,000 shares of TMC Common Shares and its ownership of AGSA and AISA, (iv) Stichting Administratiekantoor Aequa Lance Foundation ("Aequa Lance Foundation"), by virtue of its ownership of AGC, and (v) Edward Heerema, by virtue of his ownership of Aequa Lance Foundation (the foregoing collectively, the “Reporting Persons”), and amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on September 21, 2021 (the "Original Filing"), as amended by Amendment No. 1 filed on December 2, 2021 and by Amendment No. 2 filed on August 25, 2022 (as amended, the "Schedule 13D"). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 3. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Original Filing.

Item 3.	Source and Amount of Funds or Other Considerations.

Item 3 of the Schedule 13D is hereby supplemented by adding the following additional information:

With the successful completion of the pilot trial of the Pilot Mining Test System ("PMTS"), as approved by the Issuer's Board of Directors on November 11, 2022 and pursuant to the Fifth Amendment to Pilot Mining Test Agreement and Third Amendment to Strategic Alliance Agreement, dated February 13, 2023, by and among DeepGreen Engineering Pte Ltd, DeepGreen Metals Inc., the Issuer and AGSA, the Allseas Warrant has vested and is exercisable for 11,578,620 shares of TMC Common Shares (as may be adjusted based on the formula described therein) and the Issuer issued 10,850,000 shares of TMC Common Shares to AGSA in lieu of any cash payment in connection with the successful completion of the PMTS.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)

The responses to Item 2 of the Schedule 13D are incorporated by reference herein. The following information is as of the date hereof and assumes there are 265,532,666 shares of TMC Common Shares outstanding, based on the information furnished by the Issuer.

AGSA and AISA may be deemed to beneficially own 45,130,268 shares of TMC Common Shares, or approximately 17.0% of the outstanding TMC Common Shares. ACV, Aequa Lance Foundation and Mr. Heerema may be deemed to beneficially own 46,130,268 shares of TMC Common Shares, or approximately 17.4% of the outstanding TMC Common Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any TMC Common Shares or has the right to acquire any TMC Common Shares. Each Reporting Person disclaims beneficial ownership of the reported TMC Common Shares except to the extent of its or his respective pecuniary interest therein.

(b)

Regarding the number of TMC Common Shares that the Reporting Persons have the sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition, see the cover pages to this Schedule 13D.

(c)	In connection with the Business Combination, AGSA received 14,151,648 shares of TMC Common Shares. In connection with the PIPE Financing, AGSA received 2,000,000 shares of TMC Common Shares and ACV received 1,000,000 shares of TMC Common Shares. On December 24, 2021, AGSA acquired 300,000 shares of TMC Common Shares in a privately negotiated transaction. On August 18, 2022, AGSA acquired 6,250,000 shares of TMC Common Shares in a privately negotiated transaction. With the successful completion of the pilot trial of the PMTS, as approved by the Issuer's Board of Directors on November 11, 2022 and pursuant to the Fifth Amendment to Pilot Mining Test Agreement and Third Amendment to Strategic Alliance Agreement, dated February 13, 2023, by and among DeepGreen Engineering Pte Ltd, DeepGreen Metals Inc., the Issuer and AGSA, the Allseas Warrant has vested and is exercisable for 11,578,620 shares of TMC Common Shares (as may be adjusted based on the formula described therein) and the Issuer issued 10,850,000 shares of TMC Common Shares to AGSA in lieu of any cash payment in connection with the successful completion of the PMTS.

(d)	Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the TMC Common Shares beneficially owned by them.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2023

Allseas Group S.A.

By:	/s/ Edward Heerema
Name: Edward Heerema
Title: President

Allseas Investments S.A.

By:	/s/ Edward Heerema
Name: Edward Heerema
Title: President

Argentum Cedit Virtuti GCV

By:	/s/ Edward Heerema
Name: Edward Heerema
Title: Zaakvoerder

Stichting Administratiekantoor Aequa Lance Foundation

By:	/s/ Edward Heerema
Name: Edward Heerema
Title: Chairman

/s/ Edward Heerema
Name: Edward Heerema

Schedule A

Schedule A of the Schedule 13D is hereby amended and restated in its entirety as follows:

The following table sets forth the names, business addresses and present principal occupation of each director and executive officer of the Reporting Persons.

Allseas Group S.A.

Unless otherwise noted, the business address for each officer or director listed below is c/o Allseas Group S.A., Route de Pra de Plan 18, 1618 Châtel-St-Denis, Switzerland.

Name, Citizenship	Present Principal Occupation
Edward Heerema, Switzerland	Administrator President
Cornelis Kooger, Netherlands	Director
Gaston Baudet, Switzerland	Administrator/Director
Christopher Vanhoren, Switzerland	Director
Luke Gillon, Switzerland	Administrator Secretary/Director

Allseas Investments S.A.

Unless otherwise noted, the business address for each officer or director listed below is c/o Allseas Investments S.A., Route de Pra de Plan 18, 1618 Châtel-St-Denis, Switzerland.

Name, Citizenship	Present Principal Occupation
Edward Heerema, Switzerland	Administrator President
Cornelis Kooger, Netherlands	Director
Gaston Baudet, Switzerland	Administrator/Director
Luke Gillon, Switzerland	Administrator Secretary/Director

Argentum Cedit Virtuti GCV

Unless otherwise noted, the business address for each officer or director listed below is c/o Argentum Credit Virtuti GCV, Wiegstraat 21, 2000 Antwerpen, Belgium.

Name, Citizenship	Present Principal Occupation
Edward Heerema, Switzerland	Zaakvoerder

Stichting Administratiekantoor Aequa Lance Foundation

Unless otherwise noted, the business address for each officer or director listed below is c/o Stichting Administratiekantoor Aequa Lance Foundation, Route de Pra de Plan 18, 1618 Châtel-St-Denis, Switzerland.

Name, Citizenship	Present Principal Occupation
Edward Heerema, Switzerland	Chairman